January 21, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Larry Spirgel, Assistant Director
Robert Littlepage
Christie Wong
Ajay Koduri

Re:                             Care.com, Inc.
Registration Statement on Form S-1
File No. 333-192791

Ladies and Gentlemen:

This letter is being submitted in response to an oral comment relayed to Latham & Watkins LLP, outside counsel to Care.com, Inc. (the “Company”), by the staff (the “Staff”) of the Securities and Exchange Commission on January 16, 2014, with respect to the Company’s Registration Statement on Form S-1 (File no. 333-192791).  The Company hereby confirms to the Staff that as of the date of this letter there have been no material adverse developments in the Company’s financial condition and/or results of operations since September 28, 2013.

Very truly yours,

CARE.COM, INC.

By:	/s/ Diane Musi
Diane Musi
General Counsel

cc:                                Sheila Lirio Marcelo, Care.com, Inc.
Thomas Holden, Ropes & Gray LLP
John H. Chory, Latham & Watkins LLP